September 22, 2023

VIA EDGAR

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

RE:	Top Wealth Group Holding Ltd (CIK No. 0001978057)
Draft Registration Statement on Form F-1
Response to the Staff’s Comments Dated September 19, 2023

Dear Ms. Angelini, Ms. Singleton, Mr. Ecker, Mr. West:

As counsel for Top Wealth Group Holding Ltd (the “Company”) and on its behalf, this letter is being submitted in response to the letter dated September 19, 2023 from the U.S. Securities and Exchange Commission (the “Commission”) in which the staff of the Commission (the “Staff”) commented on the above-referenced Draft Registration Statement on Form F-1 submitted on September 11, 2023. Concurrently with the submission of this letter, we hereby transmit, via EDGAR, an amended Registration Statement on Form F-1 (“Form F-1”) for filing with the Commission, which has been revised to reflect the Staff’s comments as well as certain other updates to the Form F-1.

For the Staff’s convenience, the Staff’s comment has been stated below in its entirety, with the Company’s response set out immediately underneath such comment. Page references below in the Company’s responses are to the page numbers in Form F-1. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Form F-1.

Amendment No. 3 to Draft Registration Statement on Form F-1 filed September 11, 2023

Prospectus Summary, page 1

1.	Please revise your Risk Factor Summary to ensure it does not exceed two pages. Refer to Item 503(b) of Regulation S-K.

RESPONSE: In response to the Staff’s comment, we have revised the disclosure on page 4, 5 and 6, revising our Risk Factor Summary to two and half pages.

Exhibits

2.	Please file the sales contract between Fujian Longhuang Biotech Co., Limited, and Fujian Aoxuanlaisi Biotechnology Co., Ltd. as an exhibit to your registration statement (i.e., in addition to your sales contract with Fujian Aoxuanlaisi filed as Exhibit 10.12).

RESPONSE: In response to the Staff’s comment, we have filed “Exhibit 10.17 – English Translation of sales agreement for caviar between Fujian Longhuang Biotech Co. Limited and Fujian Aoxuanlaisi Biotechnology Co., Ltd., dated December 10, 2020” and “Exhibit 10.18 – English Translation of Power of Attorney granted under the sales agreement for caviar by Fujian Longhuang Biotech Co. Limited to Fujian Aoxuanlaisi Biotechnology Co. Ltd., dated December 10, 2020”.

3.	We note disclosure on page 117 that certain legal matters as to PRC law will be passed upon by AllBright Law Offices. Please file this opinion or consent of counsel as an exhibit to your registration statement.

RESPONSE: In response to the Staff’s comment, we have filed “Exhibit 23.4 - Consent of AllBright Law Offices”, the consent of our PRC counsel.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact the Company’s securities counsel William S. Rosenstadt, Esq., Mengyi “Jason” Ye, Esq. or Yarona Yieh, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal, jye@orllp.legal or yly@orllp.legal.

Very truly yours,

/s/ Mengyi “Jason” Ye
Mengyi “Jason” Ye

Direct dial: +1 (973) 931-2036